FOR IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer             (402) 330-8900
Dale R. Schuster - Vice President                                 (402) 330-8900
Mark H. Harnett - MacKenzie Partners                              (212) 929-5877

      CALIFORNIA ENERGY SIGNS HISTORIC PROJECT AGREEMENT FOR THE PHILIPPINE
                  PANTABANGAN MULTIPURPOSE ENHANCEMENT PROJECT

     OMAHA, NEBRASKA, NOVEMBER 15, 1994 - California Energy Company, Inc. ("CE") (NYSE, PSE, LSE: CE) announced today that CE and the Philippine National Irrigation Administration ("NIA") have signed a historic Project Agreement for the Pantabangan Multipurpose Enhancement Project ("Project"), also known and previously announced as the Casecnan Multipurpose Project, in the Casecnan area of Luzon.

     The Project, a U.S. $320 million combined irrigation and hydroelectric power generation project, will deliver excess water from the Casecnan and Denip (Cagayan) watershed in Northern Luzon to the Pampanga watershed at the Pantabangan Reservoir for subsequent irrigation use by the NIA in the agriculturally critical Central Luzon Valley. Additionally, the Project will provide 140 MW of new, installed hydroelectric capacity to the important Luzon electrical grid.

     Unlike other projects proposed for the Casecnan area, CE's Casecnan Project involves no high dams, no permanent impoundment of water and no flooding of existing villages or houses.

     President Fidel Ramos stated publicly he considers the Project as part of government support projects to "cushion the initial effects on Philippine agriculture" of the General Agreement on Tariffs and Trade ("GATT"), which the Philippine Senate is expected to ratify. The Project is also expected to promote domestic growth in the form of new jobs and infrastructure development.

     CE submitted its proposal for the Project jointly with San Lorenzo Ruiz Builders & Developers Group, Inc., a Philippine based land and real estate development company, and The LaPrairie Group, a full service contractor based in Canada. California Energy will have a 70% equity interest in and will manage the joint venture. CE expects to use internally generated funds for its equity investment and non-recourse debt financing to finance the construction costs.

     The Project Agreement is structured as a Build, Operate, Transfer Agreement ("BOT") under which NIA will supply the water for the Project. CE and its venture partners will build the facility, own and operate it for a 20-year cooperation period and will be paid on a "take or pay" basis for the water and electricity. Following the repayment of the non-recourse project debt and recovery of invested capital during the cooperation period, the plant will be transferred to NIA at no cost. This is NIA's first BOT agreement.
Construction for the Project should begin in mid-1995 with Project completion scheduled for the end of 1998.

     David Sokol, Chairman and Chief Executive Officer of California Energy, stated, "California Energy Company and our venture partners are truly honored to be key participants in the Philippine Government's long-term program of economic and infrastructure development. The Project is our third major Philippine project in 1994 with the total investment approaching U.S. $1 billion in the Philippines and representing over U.S. $700 million in United States exports of goods and services."

     California Energy Company, Inc. is a leading international developer, owner and operator of geothermal and other environmentally responsible power generation facilities. Its six existing facilities currently produce in excess of 325 MW of power with an additional 300 MW under construction in the Republic of the Philippines.
                                      # # #

FOR IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer             (402) 330-8900
Dale R. Schuster - Vice President                                 (402) 330-8900
Mark H. Harnett - MacKenzie Partners                              (212) 929-5877

              CALIFORNIA ENERGY AWARDED INDONESIA GEOTHERMAL CONTRACTS

     JAKARTA, INDONESIA, November 16, 1994 - California Energy Company, Inc. (NYSE, PSE, LSE: CE) ("CECI") today announced that its subsidiary, Himpurna California Energy, Ltd., has been awarded fully negotiated contracts to build, own and operate a geothermal power facility at the Dieng geothermal field, located in Central Java (the "Dieng Project"). CECI Chairman David Sokol, also Chairman of the Board of Directors of Himpurna California Energy, Ltd., executed an undertaking to sign a Joint Operation Contract for the development of the geothermal steam field with Pertamina (the Indonesian national oil and natural gas company) and a "take or pay" Energy Sales Contract with both Pertamina and PLN (the Indonesian national electric utility). U.S. Commerce Secretary Ronald H. Brown and Minister of Mines and Energy L.B. Sudjana witnessed the signings at the Jakarta Convention Center. The Dieng Project agreements are subject to a mandatory seven-day legal review by the Ministry of Mines and Energy.

     The Dieng geothermal field has 27 drilled wells and is one of the few explored and proven geothermal reservoirs in Indonesia. The Dieng Project is structured as a 30-year BOOT (build-own-operate-transfer) project under which CECI and its Indonesian partner, P.T. Himpurna Enersindo Abadi, will construct a series of power production units up to a maximum total aggregate output of 400 net megawatts (MW). Himpurna California Energy, Ltd. will complete its current well testing program shortly and plans to commence construction of the initial Dieng plant in early 1995. Construction of further units will be scheduled in accordance with the exploration and production drilling of the well field. The first phase development is planned to total 220 MW. The initial unit is expected to reach commercial operation in mid-1997. The cost of the full project is expected to total U.S. $ 1 billion and the value of U.S. goods and services to be supplied is estimated to be U.S. $ 600 million.

     David Sokol stated, "We are very pleased to have these contracts for our first geothermal project in Indonesia, and we look forward to working closely with the Indonesian government on the construction of the power units. The Dieng Project will help meet Indonesia's increasing demand for electricity and will provide an environmentally benign and renewable source of power generation. This geothermal power project is a plus for both the United States and Indonesia. It will generate significant levels of U.S. exports, technology transfers and jobs. It will also benefit the Indonesian economy by reducing oil imports, thereby providing foreign exchange savings, and by helping provide the foundation for continued industrial expansion."

     This is the fourth energy project CECI has been awarded in Asia within the past 18 months. The company has successfully financed and begun construction on more than U.S. $500 million in geothermal power projects in the Philippines, totaling 300 MW and utilizing over U.S. $400 million in U.S. goods and services. In addition, CECI recently signed contracts for a 140 MW combined hydroelectric and irrigation project on the island of Luzon in the Philippines.

     California Energy Company is a leading international developer, owner and operator of geothermal and other environmentally responsible power generation facilities. Its six existing facilities currently produce in excess of 325 MW of power, with an additional 300 MW under construction and over 550 MW under contract.
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